POLYMET MINING CORP.
(the “Corporation”)

ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS
HELD ON JUNE 24, 2009

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands or, if indicated, by ballot, at the annual and special meeting of shareholders of the Corporation:

Outcome of Vote

1.	The election of the following nominees as directors of the Corporation for the ensuing year:	Carried

William D. Corneliuson
Dr. David Dreisinger
Ian L. Forrest
George Molyviatis
William Murray
Stephen Rowland
Joseph Scipioni
Frank Sims
James Swearingen

2.	The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration.	Carried

3.

The approval of a resolution authorizing the extension of the expiry date by two years of all stock options outstanding as at June 24, 2009, as more particularly described in the Corporation’s management information circular.

Carried